Free Writing Prospectus
Filed pursuant to Rule 433
Under the Securities Act of 1933
Registration No. 333-145360

PAULSON INVESTMENT COMPANY, INC.

Member: FINRA/SIPC

evos FEEL GREAT FAST FOOD

Healthy Fast Food Inc.

Healthy Fast Foods, Inc.

Initial Public Offering

The Offering

OFFERING:	1,000,000 UNITS EACH UNIT CONSISTS OF ONE COMMON SHARE, ONE CLASS A WARRANT & TWO NON-CALLABLE CLASS B WARRANT
EXPECTED PRICE:	$5-6 PER UNIT
TIMING:	MARCH 2008
SHARES OUTSTANDING POST-OFFERING:	2,418,350 COMMON SHARES
PROPOSED SYMBOLS:	HFFIU, HFFI, HFFIW, HFFIZ
USE OF PROCEEDS:	TO OPEN APPROX. 6 EVOS RESTAURANTS IN THE LAS VEGAS AREA AND FOR MARKETING, FRANCHISE DEVELOPMENT AND WORKING CAPITAL
UNDERWRITERS:	PAULSON INVESTMENT COMPANY, INC.
CONTACTS:	TRENT DAVIS NICK BALES BECKY SCHLUNTZ 1-800-433-9045 1-503-243-6095 (FAX)

THIS OFFERING INVOLVES A HIGH DEGREE OF RISK

Company Description

Healthy Fast Foods, Inc. currently owns and operates an EVOS restaurant in Henderson, Nevada, a suburb of Las Vegas, and plan to open a second EVOS restaurant in Henderson in the next six to nine months. The Company is negotiating with landlords for three additional locations in the Las Vegas area. They are a franchisee of EVOS USA, Inc., which offers EVOS fast food restaurant franchises.

The EVOS restaurant concept delivers healthier food in a fast food restaurant setting. EVOS restaurants serve American favorites such as burgers, french fries, shakes and smoothies that are lower in fat and calories than the same items offered by most of the fast food restaurants. EVOS restaurants also use cooking techniques, such as baking instead of frying, and high quality, healthy ingredients to create healthier items. The Company has the right to open "company-owned" locations in its exclusive territory covering the following 12 states: Arizona, California, Colorado, Kansas, Nevada, New Mexico, Ohio, Oklahoma, Oregon, Texas, Utah and Washington. The Company plans to use most of the net proceeds of this offering to open approximately 6 company-owned EVOS restaurants in and the Las Vegas area. The remainder of the proceeds will be used for marketing, franchise development and working capital.

Investment Highlights

- Experienced management team led by Hank Cartwright who was an original franchisee for Pizza Hut and served as Chairman of the Board for Major Video until merger with Blockbuster in 1989.
- EVOS concept is in the forefront of national media coverage for healthier alternatives to fast food market, a $175 billion industry.
- Rights to expand into a 12 state region: including Central California and Phoenix, AZ where EVOS has most recently signed to 2 franchisees.
- Offering structured with unit that is designed to help accelerate the growth opportunity. Unit consists of 1 common, 1 A warrant and 2 Non-Callable B warrants.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("Commission") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Commission's website at www.sec.gov. Alternatively, the issuer, any underwriter or any broker dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-433-9045 or electronically by visiting http://www.paulsoninvestment.com/hff.htm.